1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: April 24, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)
This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors; 5) the unsecured bonds issued by TSMC and its subsidiaries and 6) the cancellation of TSMC common shares for the month of March 2026.
1.The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		2/28/2026	3/31/2026
Chairman & Chief Executive Officer	C.C. Wei	7,917,270	8,152,610	235,340
Executive Vice President and Co-Chief Operating Officer	Y.P. Chyn	9,297,633	9,362,042	64,409
Executive Vice President and Co-Chief Operating Officer	Y.J. Mii	1,189,648	1,254,057	64,409
Senior Vice President and Deputy Co-Chief Operating Officer / Chief Information Security Officer	Cliff Hou	658,796	723,205	64,409
Senior Vice President and Deputy Co-Chief Operating Officer	Kevin Zhang	265,254	329,663	64,409
Senior Vice President	Lora Ho	6,619,133	6,683,542	64,409
Senior Vice President, General Counsel and Corporate Governance Officer	Sylvia Fang	1,269,424	1,310,298	40,874
Senior Vice President and Chief Financial Officer	Wendell Huang	1,770,669	1,811,543	40,874
Senior Vice President	Y.L. Wang	1,457,047	1,497,921	40,874
Senior Vice President	T.S. Chang	276,764	317,638	40,874
Senior Vice President	Michael Wu	788,297	829,171	40,874
Senior Vice President	Geoffrey Yeap	175,694	213,375	37,681
Vice President	Min Cao	501,475	542,349	40,874
Vice President	Y.H. Liaw	867,044	893,054	26,010
Vice President	Simon Jang	419,869	445,879	26,010
Vice President	C.S. Yoo	2,843,436	2,869,446	26,010
Vice President	Jun He	94,109	120,119	26,010

Title	Name	Number of shares held as of		Changes
		2/28/2026	3/31/2026
Vice President and Chief Information Officer	Chris Horng-Dar Lin	117,174	143,184	26,010
Vice President	Jonathan Lee	486,022	512,032	26,010
Vice President	Arthur Chuang	4,662,295	4,688,305	26,010
Vice President	L.C. Lu	260,706	291,716	31,010
Vice President	K.C. Hsu	162,914	190,924	28,010
Vice President	Ray Chuang	330,875	345,738	14,863
Vice President	B.Z. Tien	5,051	9,051	4,000
Vice President	S.S. Lin	20,269	30,269	10,000
Vice President	Lipen Yuan	3,600	4,650	1,050

Note: Shareholdings include shares held by the related parties.
2.The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: None.
3.The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$23.2 billion of acquisition.
4.The capital appropriations approved by TSMC board of directors: None.
5.The unsecured bonds issued by TSMC and its subsidiaries:

Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
115-1	A	March 2026 ~ March 2031	NT$12.6	1.72%	Bullet repayment; interest payable annually
	B	March 2026 ~ March 2036	NT$4.6	1.78%
6.The cancellation of TSMC common shares: None.